Exhibit (a)(5)(F)

Crane Co. Reports 66.77% of CIRCOR Shares Supporting Offer upon July 19 Tender Expiration

STAMFORD, Conn. July 22, 2019 - Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today reported on the results of its previously announced cash tender offer to acquire all outstanding shares of CIRCOR International, Inc. (NYSE: CIR) for $48 per share, which expired at 12:00 midnight, New York City Time, on July 19, 2019.

As of the expiration of the tender offer, a total of 13,027,781 CIRCOR shares had been validly tendered and not validly withdrawn from the tender offer (including 393,225 shares tendered by notice of guaranteed delivery but not yet delivered), representing, together with shares owned by Crane, approximately 66.77% of all CIRCOR shares issued and outstanding.

Max Mitchell, Crane Co. President and Chief Executive Officer, said: “We appreciate the overwhelming support we received from CIRCOR shareholders. Given this resounding result, it is hard for us to imagine how CIRCOR’s Board and management are not engaging with us to negotiate a transaction to deliver significant value to their shareholders.”

As of the expiration of the tender offer, certain conditions to the tender offer were not satisfied and Crane and CR Acquisition Company, a wholly owned subsidiary of Crane, did not waive these conditions. No CIRCOR shares were purchased by Crane or CR Acquisition Company in the tender offer, and Crane has instructed the depositary to promptly return all CIRCOR shares previously tendered and not withdrawn.

Advisors

Wells Fargo Securities is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as legal advisor to Crane Co.

About Crane Co.

Crane Co. is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane Co. provides products and solutions to customers in the chemicals, oil & gas, power, automated payment solutions, banknote design and production and aerospace & defense markets, along with a wide range of general industrial and consumer related end markets. The Company has four business segments: Fluid Handling, Payment & Merchandising Technologies, Aerospace & Electronics and Engineered Materials. Crane Co. has approximately 12,000 employees in the Americas, Europe, the Middle East, Asia and Australia. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). For more information, visit www.craneco.com.

Contacts

Investors:

Jason D. Feldman

Director, Investor Relations

203-363-7329

superiorvalue@craneco.com

www.craneco.com

Scott Winter / Larry Miller / Gabrielle Wolf

Innisfree M&A Incorporated

212-750-5833

Media:

Tom Davies / Molly Morse

Kekst CNC

212-521-4873 / 212-521-4826

Tom.davies@kekstcnc.com /

Molly.morse@kekstcnc.com